Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269416
COHEN & STEERS INCOME OPPORTUNITIES REIT, INC.
SUPPLEMENT NO. 16 DATED FEBRUARY 12, 2025
TO THE PROSPECTUS DATED APRIL 12, 2024
This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Cohen & Steers Income Opportunities REIT, Inc., dated April 12, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to “we”, “us”, or “our” refer to Cohen & Steers Income Opportunities REIT, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock as of March 1, 2025;
•to disclose the calculation of our January 31, 2025 net asset value (“NAV”) per share for each class of our common stock;
•to provide an update on the status of our current public offering;
•to update the “Suitability Standards” section of the Prospectus;
•to disclose the extension of the Initial Founder Shares Offering Period (as defined below);
•to otherwise update the Prospectus; and
•to update the “Experts” section of the Prospectus.
March 1, 2025 Transaction Price
The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of March 1, 2025 (and repurchases, if applicable, as of February 28, 2025) is as follows:

Transaction Price (per share)
Class T	$10.92
Class S	$10.92
Class D	$10.92
Class I	$10.92
Class F-T	$10.92
Class F-S	$10.92
Class F-D	$10.92
Class F-I	$10.79
The transaction price for each of our Class I shares and Class F-I shares is equal to such class's NAV per share as of January 31, 2025. A detailed presentation of the NAV per share is set forth below.
As of January 31, 2025, we had no Class T shares, Class S shares, Class D shares, Class F-T shares, Class F-S shares or Class F-D shares outstanding. As a result, the transaction price for each of our Class T shares, Class S shares, Class D shares, Class F-T shares, Class F-S shares and Class F-D shares is based on the NAV per share for our Class I shares as of January 31, 2025. Class P shares are not sold as a part of our public offering. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

January 31, 2025 NAV Per Share
We calculate NAV per share in accordance with the valuation guidelines approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at https://www.cnsreit.com.
Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. The Advisor is ultimately responsible for determining our NAV.
The following table provides a breakdown of the major components of our total NAV as of January 31, 2025 ($ and shares in thousands):

Components of NAV	January 31, 2025
Investments in real estate	$289,609
Investments in real estate-related securities	27,118
Cash and cash equivalents	7,550
Restricted cash	2,383
Other assets	2,601
Dividend payable	(623)
Other liabilities	(4,784)
Mortgages, net of deferred financing costs	(156,594)
Accrued performance participation allocation	(1)
Non-controlling interests in joint ventures	(8,118)
Net asset value	$159,141
Number of outstanding shares of common stock	14,318
The following table provides a breakdown of our total NAV and NAV per share of common stock by class as of January 31, 2025 ($ and shares in thousands, except per share data):

NAV Per Share	Class I	Class F-I	Class P	Total
Net asset value	$667	$356	$158,118	$159,141
Number of outstanding shares	61	33	14,224	14,318
NAV per share	$10.92	$10.79	$11.12
Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate are initially valued at cost. Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the January 31, 2025 valuation of our investments in real estate not valued at cost.

Property Type	Discount Rate	Exit Capitalization Rate
Community shopping center	9.07%	8.05%
Grocery-anchored shopping center	9.00%	7.75%

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269416
These assumptions are determined by our independent valuation advisor and reviewed by the Advisor. A change in these assumptions would impact the calculation of the value of our investments in real estate. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investments in real estate value:

Input	Hypothetical Change	Community Shopping Center Values	Grocery-Anchored Shopping Center Values
Discount Rate	0.25% decrease	1.69%	1.79%
(weighted average)	0.25% increase	(1.69)%	(1.79)%
Exit Capitalization Rate	0.25% decrease	1.69%	1.79%
(weighted average)	0.25% increase	(1.57)%	(1.53)%
Status of Our Current Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of our common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 92,646 shares of our common stock (consisting of 19,830 Class I shares and 72,816 Class F-I shares) for total proceeds of $1.0 million and 1,180 shares of our common stock (consisting of Class I shares and Class F-I shares) pursuant to our distribution reinvestment plan for a total value of $0.01 million. As of the date hereof, we have not sold any Class T shares, Class S shares, Class D shares, Class F-T shares, Class F-S shares or Class F-D shares. We intend to continue selling shares in the public offering on a monthly basis.
Suitability Standards
In the “Suitability Standards” section, the following supersedes and replaces the standard for Kansas investors.
Kansas Investors. It is recommended by the Office of the Kansas Securities Commissioner that Kansas investors limit their aggregate investment in our securities and other similar investments to not more than 10% of their liquid net worth.
Extension of the Initial Founder Shares Offering Period
We have determined to extend our Initial Founder Shares Offering Period (as defined below) through September 30, 2025.
Updates to the Prospectus
The following disclosure supersedes and replaces the second paragraph in the cover page of the Prospectus and all other similar disclosures in the Prospectus:
We are offering on a continuous basis up to $3,000,000,000 in shares of common stock, consisting of up to $2,400,000,000 in shares in our primary offering and up to $600,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of eight classes of shares of our common stock, Class T shares, Class S shares, Class D shares, Class I shares, Class F-T shares, Class F-S shares, Class F-D shares and Class F-I shares, with a dollar value up to the maximum offering amount. Beginning on February 21, 2023 through September 30, 2025 (the “Initial Founder Shares Offering Period”), the Class F-T shares, Class F-S shares, Class F-D shares and Class F-I shares (collectively, the “founder shares”) will be offered to all investors in this offering, subject to the minimum investment requirement for each founder shares class as described herein. Following the Initial Founder Shares Offering Period, the founder shares will be offered only to investors that held, or clients of a financial intermediary that in the aggregate held, at least $150 million in founder shares as of the end of Initial Founder Shares Offering Period (the “minimum founder shares holding requirement”), unless such minimum founder shares holding requirement is waived by the Dealer Manager. The minimum founder shares holding requirement does not apply to purchases made by holders of founder shares under our distribution reinvestment plan. We reserve the right to extend the Initial Founder Shares Offering Period in our sole discretion. The share classes have different selling commissions and ongoing distribution fees. Pursuant to a separate private offering, we are offering our Class P shares to certain accredited investors.

Experts
The following disclosure is added to the “Experts” section of the Prospectus.
The estimated market value of our investments in real estate as of January 31, 2025 presented under the section “January 31, 2025 NAV Per Share” of this Supplement has been prepared by SitusAMC Real Estate Valuation Services, LLC, an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.